UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-4372

FOREST CITY ENTERPRISES, INC. (1)
(Exact name of registrant as specified in its charter)
Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113
216-621-6060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $.33 1/3 par value per share
Class B Common Stock, $.33 1/3 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Forest City Enterprises, Inc. (n/k/a Forest City Enterprises, L.P.) has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FOREST CITY ENTERPRISES, INC. (N/K/A FOREST CITY ENTERPRISES, L.P.)
Date: January 4, 2016	By:	/s/ Geralyn M. Presti
	Name:	Geralyn M. Presti
	Title:	Executive Vice President, General Counsel and Secretary

(1) On December 31, 2015, pursuant to an Agreement and Plan of Merger, dated as of September 15, 2015 (the “Merger Agreement”), by and among Forest City Enterprises, Inc., an Ohio corporation (the “Registrant”), Forest City Realty Trust, Inc., a Maryland corporation (the “REIT”), FCILP, LLC, a Delaware limited liability company, and FCE Merger Sub, Inc., an Ohio corporation (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant surviving as a wholly-owned subsidiary of the REIT (the “Merger”). Following the Merger, the Registrant converted into a Delaware limited partnership named “Forest City Enterprises, L.P.” At the effective time of the Merger, pursuant to the Merger Agreement, each outstanding share of the Registrant’s Class A common stock, $0.33 1/3 par value per share (“Class A Common Stock”), was converted into one share of Class A common stock of the REIT, $0.01 par value per share (“REIT Class A Common Stock”), and each outstanding share of Class B common stock of the Registrant, $0.33 1/3 par value per share (together with the Class A Common Stock, the “Common Stock”), automatically converted into one share of Class B common stock of the REIT, $0.01 par value per share (together with the REIT Class A Common Stock, “REIT Common Stock”). Pursuant to this Form 15, the Registrant is terminating the registration of the Common Stock. The REIT Common Stock, including the REIT’s duties to file reports with respect thereto, is not affected by this Form 15.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.